UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 23, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Condensed Interim Consolidated

Financial Statements

as of and for the nine-month period

ended September 30, 2018

English translation of the original prepared in Spanish for publication in Argentina

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of September 30, 2018 and December 31, 2017, and for the nine-month periods ended September 30, 2018 and 2017. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013"), with the exception of the application of IAS 29 – Financial Reporting in Hyperinflationary Economies, which was excluded from the CNV accounting framework.

The condensed interim consolidated financial statements of the Company for the nine-month periods ended September 30, 2018 and 2017 have been subject to a jointly review performed by Price Waterhouse & Co. S.R.L. ("Price") and Pistrelli, Henry Martin and Asociados S.R.L. The Company’s consolidated financial statements for the nine-month periods ended September 30, 2016, 2015 and 2014 have been subject to a review performed by Price.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the nine-month period ended September 30, 2018 (“9M2018”) and 2017 (“9M2017”):

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The following table includes the business segment information for 9M2018 and 9M2017:

Activities of the Company during 9M2018 and 9M2017

Net revenues

Net revenues for 9M2018 increased by Ps. 11,310.8 million from the same period last year. This increase is mainly due to the increase in sales revenues of the Natural Gas Transportation and Liquids Production and Commercialization business segments.

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 46.3% of TGS’ total net revenues during 9M2018 (38.2% for 9M2017).77% of the total net revenues correspond to firm contracted capacity services (77% for 9M2017).

Revenues derived from Natural Gas Transportation segment in 9M2018 reached Ps. 8,993.6 million, compared to Ps. 3,098.1 million obtained in 9M2017. This increase of Ps. 5,895.5 million  is mainly due to the combined effect of the tariff increases, weighted averages, granted by ENARGAS according to:

•

Resolution 4362 starting April 1, 2017, equivalent to 58%;

•

Resolution 120 starting December 1, 2017, equivalent to 78%; and

•

Resolution 310 starting April 1, 2018, equivalent to 50%.

Within the framework of the Integral Tariff Review (“RTI”), on September 27, 2018, ENARGAS, through Resolution No. 265/2018, established a 19.7% semiannual tariff increase, effective as of October 1, 2018.

Production and Commercialization of Liquids

The Liquids Production and Commercialization business segment, represented 47.7% of TGS´ total net revenues during 9M2018 (54.4% for 9M2017).

Liquids Production and Commercialization segment revenues reached Ps. 9,256.1 million in 9M2018, a Ps. 4,847.0 million increase from the same period of 2017. The main cause of the increase in net revenues corresponds to the effect of the increase in the exchange rate on sales that are denominated in US dollars. Additionally, favoring this positive effect, during the 9M2018 there was an increase in the international reference prices.

In addition , total volumes shipped increased by 15.2% or 111,941 short tons in 9M2018 from the same period in 2017. It is worth noting that the increase in tons dispatched was due to the higher volumes of ethane delivered to PBB Polisur S.R.L. (“Polisur”) and exported products.

On January 8, 2018, the Company succeeded in concluding with Petrobras Global Trading B.V. a sale agreement for natural gasoline, which will be valid until January 2019.

On March 27, 2018, the ex-Secretary of Hydrocarbon Resources (“SRH”) issued Resolution No 5/2018 by which, starting April 1, 2018, increases the price of the products contributed to the

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Households Program, being Ps. 5,416 and Ps. 5,502 per ton of butane and propane, respectively.

Moreover, on May 30, 2018, the Company celebrated the sixteenth extension of the Undiluted Propane Supply Network Agreement ("Propane Network Agreement") effective for the period April 1, 2018 - December 31, 2019. This extension also meant an increase in the sale price of this product.

Regarding the ethane contract with Polisur, its maturity date was effective on May 1, 2018. On September 6, 2018, TGS entered into a contract with this customer in which they agreed the terms of the agreement which will mature on December 27, 2027 with a retroactive effect from May 1st, 2018.

Other services

Other Services revenues increased by Ps. 568.3 million in 9M2018 from the same period of the previous year. The increase corresponds mainly to the effect of the variation in the exchange rate on sales denominated in US dollars and secondly to higher operating and maintenance, and construction services rendered.

It is noteworthy that on April 3, 2018, the Company, the Undersecretariat of Energy, Mining and Hydrocarbons of the province of Neuquén and Gas y Petróleo de Neuquén S.A., signed an agreement which grants TGS the transportation concession and allows TGS to invest in a gathering pipeline which will cross a number of fields in the Vaca Muerta formation. Additionally, TGS will construct and operate a natural gas conditioning plant. The agreement was subsequently ratified by Decree No. 379/18 of the Executive Power of the Province of Neuquén.

The gathering pipeline, which will connect the Rincón La Ceniza area to the main transportation systems, will have a transportation capacity of 1.3 Bcf/d and a length of 57 miles. The treatment plant, which will adapt the quality of the natural gas before it enters the main natural gas transportation pipelines, will have an initial capacity of 177 MMcf/d. The amount of the investment related to the project’s first stage is estimated in US$ 250 million and its execution will be implemented throughout the rest of the year 2018 and part of the year 2019 (the “North Tranche”).

Subsequently, on June 7, 2018, the Company entered into a complementary agreement with the agencies of the Province of Neuquén mentioned above. This agreement was ratified by Decree No. 836/18 of the Executive Branch of the Province of Neuquén. The agreement approves the extension of the concession by which TGS will be allowed to build a second tranche of the gathering pipeline mentioned above (the "South Tranche").

The South Tranche will extend from 20 miles progressive of the North Tranche of the transportation concession to 25 miles progressive of the El Mangrullo - Aguada La Arena pipeline, requiring an investment of US$ 41 million. It will allow transporting up to 883 Bcf/d, and will have an extension of 21 miles. The qualification of the work is scheduled for April 2019.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses increased approximately Ps. 4,406.5 million, or 90.2% in 9M2018 when compared to 9M2017. This variation is mainly due to: (i) the increase in the price of natural gas used as Replacement of Thermal Plant Reduction in the Cerri Complex (“RTP”), (ii) higher fees and third party services mainly for the operation of the natural gas transportation system, (iii) the turnover tax charge, and (iv) higher labor costs.

The following table shows the main components of cost of sales and administrative and selling expenses and its main variations for 9M2018 and 9M2017:

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Other operating results

The other operating results recorded a negative variation of Ps. 554.1 million mainly explained by the Ps. 553.4 million payment in May 2018 as a consequence of the adverse ruling issued by the International Court of Arbitration (“ICC”) from the arbitration process before the International Chamber of Commerce initiated on May 8, 2015, against the Company for an amount of U$S 306.3 million started by Pan American Energy LLC Sucursal Argentina and Pan American Sur S.A. (the “Arbitration”) and the positive result registered in the first half of 2017 due to the recovery obtained from the loss that occurred in the Polisur production plant. This effect was partially offset by a lower negative charge for provisions for contingencies in 9M2018.

Net financial results

The negative financial results for 9M2018 had a negative effect of Ps. 4,001.9 million compared to the same period of 2017.  The breakdown of net financial results is as follows:

This negative variation is mainly due to the impact of the foreign exchange rate loss, net for Ps. 4,846.8 million as a result of the depreciation of the Argentine peso with respect to the US dollar occurred in 9M2018, mainly in the financial indebtedness.

The selling exchange rate for the peso ended on September 30, 2018 in a value of Ps. 41.25 per US dollar, representing an increase of 121.2% (or Ps. 22.60 per US dollar) respect to the exchange rate in place at the year ended 2017. As of September 30, 2017, the exchange rate had suffered a decrease of 8.9% (or Ps 1.42 per US dollar) from the listed price at the end of the year 2016.

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This effect was partially offset by higher interest income generated by financial assets. This variation was mainly due to higher capital invested. On the other hand, interest generated by liabilities increased due to: (i) increase in the average exchange rate; (ii) the result generated by the prepayment of Class 1 Notes issued in February 2014 (the "2014 Notes") and (iii) the higher interest accrued by Class 2 Notes ( the "2018 Notes") issued on May 2, 2018.

Income tax expense

For 9M2018, TGS reported a Ps. 1,518.7 million income tax loss, having reported in the same period of 2017 an income tax loss of Ps. 969.8 million. This negative variation is due to the higher taxable income in 9M2018. This effect was partially offset by a decrease in the income tax rate (from 35% to 30%) according to Law No. 27,430.

2. Liquidity

The Company’s primary sources and application of funds during 9M2018 and 9M2017 are shown in the table below:

The net positive variation in cash and cash equivalents in 9M2018 was Ps. 4,467.9 million, Ps. 3,846.7 million higher than the cash and cash equivalents variation reported in 9M2017.

The increase in the net cash flow was due to a higher cash flow provided by operations for Ps. 4,613.3 million, primarily as a result of the improvement in operating profit, partially compensated by higher income tax payments and a negative variation in the working capital.

Net cash flow used in investing activities showed a negative variation of Ps. 2,055.3 million as a result of an increase in financial assets not considered cash equivalents. This effect was partially offset by higher capital expenditures related to the Five-Year Investment Plan committed according to the provisions of the RTI.

Net cash flow provided by / (used in) financing activities increased by Ps. 1,288.7 million as a result of the successful placement of 2018 Notes. This placement was made, after having received offers exceeding US$ 3 billion, at an issuance price of 99.725% of the nominal value and at a fixed interest rate of 6.75% nominal per annum with a yield of 6.8%.

The proceeds of the 2018 Notes amounting to US$ 495.5 million were allocated to repurchase the Class 1 Notes as well as the total redemption of Class 1 Notes (including premiums paid) for US$ 86.5 million and US$ 120.7 million, respectively. The remainder of the funds raised will be mainly used to finance the projects for the construction of gathering natural gas pipelines and the Vaca Muerta conditioning plant.

During 9M2018, the Company allocated Ps. 869.0 million to the treasury shares repurchase programs approved by the Board of Directors of the Company on May 9 and September 6, 2018.

Finally, during 9M2018, the Company distributed Ps. 3,705.3 million in cash dividends.

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3. Third Quarter 2018 (“3Q2018”) vs. Third Quarter 2017 (“3Q2017”)

For the 3Q2018, TGS posted total comprehensive income of Ps. 784.4 million, compared to Ps. 518.1 million recorded in the 3Q2017.

Total net revenues for 3Q2018 increased by Ps. 5,042.0 million from 3Q2017.

Net revenues from Natural Gas Transportation segment during the 3Q2018 increased by Ps. 2,319.3 million from those recorded in the same period of 2017. This positive variation is mainly due to the effect of the full application of the tariff increase granted by Resolutions 120 and 310 effective from December 1, 2017 and April 1, 2018, respectively.

Liquids revenues increased Ps. 2,433.5 million in the 3Q2018, from the 3Q2017. The revenue increase is mainly due to the impact of the increase in the exchange rate on sales denominated in US dollars, the greater volumes of ethane dispatched and the increase in international reference prices.

In terms of volumes shipped, the increase of 55,709 short tons, or 28.1%, represented a positive variation on sales revenues, standing out the increase in the exported volumes.

Other services revenues increased by Ps. 289.2 million in the 3Q2018, mainly due to: (i) the effect of the variation in the exchange rate on sales denominated in US dollars, (ii) higher construction services rendered in the province of Santa Fe, (iii) higher operation and maintenance service of gas pipeline and power plants and (iv) higher compression and treatment services of natural gas.

Cost of sales and administrative and selling expenses rose by approximately Ps. 3,801.9 million in the 3Q2018 (from the Ps. 1,634.6 million obtained in the 3Q2017). This increase of Ps. 2,167.3 million is mainly due to: (i) the increase in costs of natural gas processed in the Cerri Complex, (ii) labor costs, (iii) turnover tax and the ENARGAS inspection and control licensee fee, and (iv) other operating costs of the natural gas transportation system.

Other negative operating results recorded in the 3Q2018 amounted to Ps. 11.6 million, compared to the negative result of Ps. 19.2 million reported in the same period 2017.

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In the 3Q2018, negative financial results increased by Ps. 2,566.6 million from the same period in 2017. This variation is mainly attributable to: (i) the higher negative charge for exchange differences as a result of the higher depreciation of the Argentine peso against the US dollar over the net liability position in foreign currency, (ii) the higher interest generated by the 2018 Notes issued on May 2, 2018, and (iii) these effects were offset by the impact of the negative increase in the exchange rate over the financial interest generated by financial liabilities.

4. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of September 30, 2018, 2017, 2016, 2015 and 2014:

5. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the nine-month periods ended September 30, 2018, 2017, 2016, 2015 and 2014:

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6. Consolidated Cash Flows Summary

Summary of the consolidated cash flows information for the nine-month periods ended September 30, 2018, 2017, 2016, 2015 and 2014:

7. Statistical Data (Physical Units)

8. Comparative ratios

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9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine pesos per share)

	2018	2017	2016	2015	2014
January	90.05	32.40	17.00	7.60	4.13
February	83.50	36.80	21.00	9.10	4.20
March	81.75	43.90	17.30	12.70	4.58
April	78.05	46.30	18.00	12.00	5.14
May	84.30	53.30	18.00	10.80	6.45
June	69.15	56.40	19.90	11.40	5.57
July	90.95	54.00	19.55	11.10	6.08
August	98.40	61.30	18.25	11.65	7.04
September	120.05	72.00	20.80	10.90	10.00
October	103.95	76.00	22.40	16.70	8.78
November		73.85	25.60	17.70	9.00
December		83.00	29.60	17.05	7.80

10. Outlook

The end of the RTI process constitutes a fundamental milestone in the tariff recomposition of the Company as it generates a certainty framework for the Natural Gas Transportation business that will allow TGS to accompany the energy development of Argentina.

For this process, the Five-Year Investment Plan is crucial as it will ensure that the pipeline system responds to the needs derived from the development of the country's gas reserves. TGS will focus on management to achieve compliance and maintenance of the five-year plan mentioned above. This will continue enabling us to develop a reliable and safe Natural Gas Transportation business, which has characterized this Company in its 26 years of existence.

In the Liquids Production and Commercialization segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins. In addition, the Company will work in maximizing the access to RTP at reasonable costs, in a context of higher cost of natural gas and in a framework of recovery of the sale prices of the products destined to the supply programs to the local market. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In the "Other Services" segment, in an even more challenging framework, the focus will be on developing attractive businesses that allow us to anticipate the needs of our clients and industries, showing the excellence with which TGS provides services and satisfies his needs. The Argentina's energy development requires a great effort from all stakeholders and TGS gets ready to have a leading role. Accordingly, TGS will advance in the execution of the works related to the North and South Tranche and the conditioning plant in the Vaca Muerta area.

In financial terms, TGS plans to access financing to carry out the implementation of the demanding Five-Year Investment Plan and investment projects of non-regulated businesses. The objective of the Company is to maintain an optimal capital structure in accordance with its investment needs, at a reasonable financing cost, in order to maximize profitability for shareholders.

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As regards their daily operations, TGS will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, November 7, 2018

      Luis Alberto Fallo

                               Vice - Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Luis Alberto Fallo

Vice - Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(Stated in thousands of pesos as described in Note 3)

Luis Alberto Fallo

Vice - Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Stated in thousands of pesos as described in Note 3)

Luis Alberto Fallo

Vice - Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2018	2017*
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income for the period	3,619,217	1,818,557
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of Property, Plant and Equipment	337,864	264,299
Derivative financial instruments results	92,826	-
Disposal of Property, Plant and Equipment	4,810	6,104
Share of profit from associates (Note 12)	(1,422)	(166)
Increase in allowances and provisions	98,166	87,029
Interest expense accrual	894,843	297,292
Financial results from Other financial assets other than Cash and cash equivalents	(1,352,820)	(34,877)
Income tax (Note 15)	1,518,722	969,818
Foreign exchange loss	5,767,073	182,022
Other operating results (Note 21.b)	553,443	-
Changes in assets and liabilities:		
Trade receivables	(2,059,173)	(76,149)
Other receivables	(101,378)	(196,153)
Inventories	(191,841)	(89,287)
Trade payables	204,181	(399,453)
Contract assets	(100,615)	-
Payroll and social security taxes	69,949	27,633
Taxes payables	6,307	26,044
Income tax	-	(146,462)
Other payables	29,537	29,487
Provisions	(587)	(150,450)
Interest paid	(218,797)	(165,476)
Derivative financial instruments payment	(84,094)	-
Income tax paid	(1,854,883)	(400,701)
Contract Liabilities	(36,840)	-
Advances from customers	-	(21,414)
Arbitral claim payment (Note 21.b)	(553,443)	-
Cash flows provided by operating activities	6,641,045	2,027,697
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(3,296,375)	(678,340)
Financial assets other than cash equivalents	(140,863)	(703,579)
Cash flows used in investing activities	(3,437,238)	(1,381,919)
CASH FLOWS PROVIDED BY / (USED IN) FINANCING ACTIVITIES		
Payment of redemption of loans	(3,703,688)	-
Payment of loans	(928,834)	(24,602)
Proceeds from loans	10,470,850	-
Payment for acquisition of treasury shares	(868,962)	-
Dividends payment	(3,705,277)	(4)
Cash flows provided by / (used in) financing activities	1,264,089	(24,606)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,467,896	621,172
Cash and cash equivalents at the beginning of the year	2,652,803	1,555,089
Foreign exchange gain on Cash and cash equivalents	5,501,671	76,460
Cash and cash equivalents at the end of the period	12,622,370	2,252,721

* The Company has applied for the first time IFRS 15 and IFRS 9 on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

For supplemental cash flow information see Note 7.

Luis Alberto Fallo

Vice - Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

On April 26, 2017, the Ordinary and Extraordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) approved the amendment of TGS’ bylaws (the “Statutory Modification”) in order to: (i) expand the corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Law. The objective is to provide this Administration body with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, it has been recorded that the Statutory Modification has not received comments from ENARGAS, in what concerns its competence, as informed by a note dated April 25, 2017, nor from (ii) the Comisión Nacional de Valores ("CNV"), which has made up the Statutory Modification through a note dated April 18, 2017.

On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the Statutory Modification, which finally was approved by the General Inspection of Justice on July 25, 2017.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the "Trust"), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and together with WST S.A. (Member of Werthein Group, "WST") indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA in the following shares: GIP 27.10%, WST 4.58% and PCT 18.32%.

The current shareholding structure of CIESA is the result of the exercise of the exchange contemplated in the transaction entered into between the current shareholders of the Company. This transaction was duly approved by ENARGAS on August 9, 2016 and December 29, 2016, by virtue of the different stages carried out until its final completion.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

On the other hand, by virtue of the acquisition made by Pampa Energía to an affiliate of Petróleo Brasileiro S.A., 100% of the share capital of Petrobras Participaciones S.L., controlling company of Petrobras Argentina S.A. ("Petrobras") and consequently the indirect control of Petrobras Hispano Argentina SA, on February 16, 2017, the Extraordinary Shareholders' Meetings of Pampa Energía and Petrobras approved the Prior Merger Commitment between Pampa Energía, as the absorbing company and Petrobras as absorbed company and the dissolution without liquidation of Petrobras.

The merger was effective as from November 1, 2016, the date on which the transfer to the acquiring company of all the rights and obligations, assets and liabilities of the absorbed company takes effect.

On April 26, 2018, the CNV notified to its board of directors the approval of the merger, which was registered in the Public Registry on May 2, 2018.

2.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the nine-month periods ended September 30, 2018 and 2017 in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

In these condensed interim consolidated financial statements, TGS and its consolidated subsidiaries (Telcosur and CTG Energía S.A. (“CTG”)), are jointly referred to as “the Company”.

These interim condensed consolidated financial statements, which were approved and authorized for issuance by the Board of Directors on November 7, 2018, have not been subject to an audit and do not include all the information and disclosures required. for annual financial statements, and should be read: (i) in conjunction with TGS’ annual financial statements as of December 31, 2017, issued on March 7, 2018, and (ii) considering what is mentioned in Notes 3 and 25 regarding the application of IAS 29 "Financial information in hyperinflationary economies" ("IAS 29").

3.

BASIS OF PRESENTATION

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

In Title IV, Chapter III, Article 3 of the Rules, it is established that "The entities subject to the control of the CNV should not apply the method of restatement of financial statements to reflect the effects of inflation."

According to what has been mentioned in the preceding paragraphs, the Company has prepared these condensed interim consolidated financial statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS, particularly IAS 34, except for the application of IAS 29 (which determines the mandatory restatement of financial statements in accordance with the provisions of section "1.1 Functional and presentation currency", below), excluded by the CNV from its accounting framework .

Detailed data reflecting subsidiary control as of September 30, 2018 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

		% of shareholding
Company	Incorporation country	and votes	Closing date	Main activity

Telcosur	Argentina	99.98	December 31	Telecommunication Services
CTG Energía S.A. (1)	Argentina	100.00	December 31	Electrical power related services

(1) 100% of the shares of this company were acquired on August 8, 2017. It is currently in process of being transformed into S.A.U.

The subsidiary CTG Energía S.A. does not record operations or significant assets and liabilities.

The interim condensed consolidated financial statements for the nine-month period ended September 30, 2018 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the nine-month period ended September 30, 2018 and 2017, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

1.1 Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos/ (“Ps.” or “pesos”), the functional currency of the Company and its subsidiaries.

IAS 29 "Financial reporting in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measure at the reporting date of the reporting period. In order to conclude about the existence of a hyperinflationary economy, the standard details a series of factors to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%.

The three-year cumulative inflation rate did not exceed 100% during 2017 and maintaned in lower levels than during 2016.

However, this trend has reversed during the first half of 2018 and it is expected that the three-year cumulative inflation rate will exceed 100% for the rest of 2018 and that other qualitative indicators do not contradict the conclusion that Argentina must be considered as a hyper-inflationary economy for accounting purposes. In this scenario, cumulative three-year inflation, measured both on the basis of wholesale price and consumer price indexes, currently stands above 100%, and the goals reviewed by the National Government, and other available projections, indicate that this trend will not be reversed in the short term.

For these reasons, the Argentine economy is currently considered hyperinflationary under IAS 29 and the entities required to apply IFRS, whose functional currency is the Argentine peso, must restate their financial statements. This restatement must be carried out as if the economy had always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of the currency. To make this restatement, a series of indexes prepared and published monthly by the FACPCE will be used, which combines the national consumer price index ("CPI") as of January 2017 (base month: December 2016) with the wholesale price index ("WPI"), both published by the Instituto Nacional de Censos y Estadísticas (“INDEC”) as of that date, computing for the months of November and December 2015, for which the INDEC has not disseminated information on the variation in the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires.

As of the date of issuance of these condensed interim consolidated financial statements, Decree No. 1259/2002 (modified by Decree No. 664/2003) issued by the Executive Branch continues to be in effect, and thus, government agencies were instructed not to accept inflation-adjusted financial statements. Therefore, as of September 30, 2018, the restatement criteria of the financial information

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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established by IAS 29 have not been applied. The exclusion of IAS 29 in the application of the IFRS will proceed while such decree continues in force.

Given that the financial statements as of September 30, 2018 do not include the effects of inflation, the existence of certain macroeconomic variables that affect the Company's business, such as those observed in payroll costs and prices of the inputs, they also affect the financial situation and the results of the Company, and, therefore, these variations should be taken into account in the interpretation that is made of the information that the Company provides in these financial statements about its financial situation , the results of its operations, cash flows and comparative information.

Note 25 describes the potential qualitative effects of the application of IAS 29.

4.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these condensed interim consolidated financial statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2017, except for what it is mentioned below.

Effective January 1, 2018, the Company has begun to apply the provisions of IFRS 15 for revenue recognition and IFRS 9 for the recognition of Financial Instruments.

IFRS 15 Revenue from contracts with customers

The Company has adopted IFRS 15 using the modified retrospective method. Accordingly, the information presented as of December 31, 2017 and for the nine-month period ended on September 30, 2017 has not been restated.

The core principle of IFRS 15 is that an entity shall assess the goods or services promised in a contract with a customer and shall identify its performance obligations. IFRS 15 introduces a 5-step approach to recognize revenue:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Given the analysis carried out by management, the Company has concluded that revenue recognition practices, in accordance with IAS 18,  IAS 11 and related interpretations effective as of December 31, 2017, are consistent with IFRS 15 practices. Accordingly, the Company did not recognize any initial impact in its accumulated retained earnings as of January 1, 2018.

The Company has made certain reclassifications on the statement of financial position in order to reflect classification and terminology used by IFRS 15. They correspond to the contract liabilities in relation to the advances from customers as prepayments for services to be rendered, which were previously presented as “Advances from Customers” line items (Ps. 379,173 as of January 1, 2018).

The following table shows the impact in the Statement of Financial Position as January 1, 2018:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

In addition, as of September 30, 2018, the Company has recognized Contract Assets for unbilled work in progress by Ps. 100,615.

In Note 8 – Business Segment information, the Company includes disaggregated revenue information from contract with customers into categories that depict the nature, amount and timing of its revenues.

The Company's accounting policies for the recognition of revenues as set forth in IFRS 15 are included below:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by the ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, TGS recognizes its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by the ENARGAS, the consideration is received within said calendar month.

The application of IFRS 15 has not had an impact on the accounting policies of the Company regarding the recognition of revenues of this business segment.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids on our own account, and (ii) other liquid services.

Domestic Market

In the domestic market, TGS sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

information, see Note 17-Regulatory framework for the consolidated financial statements as of December 31, 2017.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the ex-Ministry of Energy and Mining ("MINEM") based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. On September 6, 2018, TGS entered into a contract with PBB for which they agreed to the sale of ethane with retroactive effect on May 1, 2018 and which will end on December 27, 2027. Pursuant to this agreement, the ethane price is calculated by each party and is subject to adjustments, including the quantity of ethane dispatch. This agreement also includes take or pay (“TOP”) and deliver or pay (“DOP”) commitments for minimum annual quantities. For the estimation of the price of the transaction, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Foreign Market

In the foreign market, the Company markets propane, butane and natural gasoline to international traders ("traders") and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold. There are no variable consideration components in these contracts.

For both domestic and foreign market sales, TGS transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the customer or the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

Other liquids services

Our Liquids production and commercialization segment also comprises storage and dispatch by truck and subsequent shipment of the liquids extracted from the facilities located in Puerto Galván.

Revenues from sales are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

The application of IFRS 15 has not had an impact on the accounting policies of the Company regarding the recognition of revenues of this business segment.

Other services

The services included in the Other Services segment consist mainly of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity.

Revenues from sales of this business segment are recognized in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. The consideration is determined as a fixed amount per volume of natural gas processed. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Revenue from the Company's participation in the joint operation with SACDE Sociedad Argentina de Construccion y Desarrollo Estratégico S.A. ("SACDE") ("UT"), which correspond to the construction activities provided by it, are recognized based on the physical progress of the work. To calculate the costs associated with such income, the UT adopts the criterion of applying the estimated final margin for the work to the accrued income in each period.

The application of IFRS 15 has not had an impact on the accounting policies of the Company regarding the recognition of revenues of this business segment.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

The application of IFRS 15 has not had an impact on the accounting policies of the Company regarding the recognition of revenues of this business segment.

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

IFRS 9 – Financial Instruments

IFRS 9 replaces, as from January 1, 2018, IAS 39 Financial Instruments: Recognition and Measurement, bringing together the three aspects of the accounting of financial instruments: classification and measurement; impairment; and hedge accounting.

The Company has applied IFRS 9 retroactively, starting on January 1, 2018.

Given the analysis carried out by management, the Company did not record any adjustments to the accumulated earnings as of January 1, 2018, since the Company's practices as of January 1, 2018 were consistent with IFRS 9. Therefore, the application of the IFRS 9 did not imply that the Company should make changes to the disclosures made as of December 31, 2017 in its financial statements.

The Company made use of the exemption that allows it not to restate the comparative information of previous years with respect to changes in classification and measurement (including impairment). As a result, the Company did not apply the requirements of IFRS 9 to the comparative period presented, which is why the comparative information as of December 31, 2017 and for the nine-month period ended September 30, 2017 was not modified.

a)

Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial asset and the company's business model. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

- amortized cost; if the financial assets are kept within a business model whose objective is to obtain contractual cash flows that represent only payment of principal and interest;

- fair value with changes in other comprehensive income, if financial assets are held in a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; or

- fair value through profit or loss, residual category comprising financial instruments that are not held under one of the two business models indicated above, including those held for trading and those designated at fair value on initial recognition.

The table below shows a comparison of the measurement criteria used for financial assets according to IAS 39, in contrast to the criteria used since the adoption of IFRS 9:

Derivative financial instruments

Initial recognition and subsequent measurement

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. Derivative financial instruments are accounted for as financial assets when their fair value is positive, and as financial liabilities when their fair value is negative.

Any gain or loss arising from changes in the fair value of the derivative financial instruments is charged directly to the profits/loss, except for the portion that complies with the requirements of the IFRS to be considered effective hedge, which, if any, is recognized in other comprehensive income and is subsequently classified to the results when the hedged item affects those results.

As of September 30, 2018, the Company held derivative financial instruments mentioned in Note 5 to these financial statements, which did not meet the requirements of IFRS to be designated as hedging instruments.

b)

Impairment of financial assets and liabilities

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an “expected credit loss” (ECL) model. This will require considerable judgment to be applied with respect to how changes in economic factors affect ECL, which will be determined on a weighted average basis. The ECL result from the difference between the contractual cash flows and the flows at current value that the Company expects to receive.

The new impairment model will be applicable to financial assets measured at amortized cost or at fair value through changes in other comprehensive income, except for investments in equity instruments, and to the assets of contracts recognized under IFRS 15.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Under IFRS 9, allowances for losses will be measured using one of the following basis:

• Expected credit losses of 12 months: These are expected credit losses that result from possible default events within 12 months after the filing date.

• Expected credit losses during the life of the asset: These are expected credit losses that result from possible events of default during the expected life of a financial instrument.

Given the nature of the clients with which TGS operates and its history of uncollectibility, the Company did not identify that the change in approach to the impairment method in accordance with that proposed by IFRS 9 results in the recognition of any adjustment to the balances at January 1, 2018.

In addition, in the case of financial investments and in accordance with current investment policies, the Company monitors the credit rating and the credit risk that these instruments have. Based on the analysis made, the Company did not identify that any adjustment should be made to the balances as of January 1, 2018 of said instruments.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company's treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock.

5.

FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk.

There have been no significant changes since the last annual financial statements in risk management policies, except for what is mentioned below:

Foreign exchange risk and interest rate risk

As of September 30, 2018, the Company´s financial debt is denominated in US dollars and accrues fixed interest rates. The Company does not have financial liabilities exposed to a variable interest rate.

Between December 31, 2017 and November 5, 2018, due to a combination of external and local factors of the macroeconomic context, the exchange rate of the US dollar increased by 91%, going from Ps. 18.649 to Ps. 35.650.

As of September 30, 2018, 82% of the Company's fund placements are denominated in US dollars, which also mitigates this risk. During the nine-month period ended September 30, 2018, sales revenues denominated in US dollars amounted to 46%.

The foregoing allows us to conclude that the Company managed to limit the impact of the recent turbulence in the exchange rate on the future cancellation of indebtedness.

Considering that the Company has a net liability financial position in US dollars, during the nine-month period ended September 30, 2018, the Company recorded a net loss on foreign exchange of Ps. 5,038,111.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The Company's Management estimates that, based on the net liability position as of September 30, 2018 amounting to US$ 236,743 thousand, an appreciation of 10% in the exchange rate of the US dollar against the Argentine peso, with all the other economic-financial variables remaining stable, could result in a pre-tax loss of Ps. 966,477. A depreciation of 10% of the US dollar against the Argentine peso would have an equal and opposite effect in the Statement of Comprehensive Income. This sensitivity analysis is theoretical since the actual impacts could differ significantly and vary over time.

Derivative financial instruments – Risk associated with the commodity prices

On July 23, 2018, TGS entered into an agreement with a recognized financial institution to hedge export prices for propane, butane and natural gasoline (put contracts), in order to offset potential losses that could arise if export prices fall below breakeven prices (those that balance costs). This agreement is valid between October 2018 and April 2020.

In order to arrange such operation, the Company paid a premium of US$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under "Derivative financial instruments". Thus, the Company has not designated those instruments for the application of hedge accounting in accordance with the provisions of IFRS.

6.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

In the preparation of these condensed interim financial statements, the key assumptions used to make such estimates are the same as those applied in the consolidated financial statements for the year ended December 31, 2017.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the nine-month periods ended September 30, 2018 and 2017 are presented below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Note 14 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Production and Commercialization of Liquids segment is regulated by the MINEM and the SHR.

Detailed information on each business segment for the nine-month periods ended September 30, 2018 and 2017 is disclosed below:

Disaggregation of net revenues

Below is a table in which net revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Net Revenues as of September 30, 2018 and 2017 according to the type of service in each business segment:

a)

Natural gas transportation:

b)

Production and commercialization of Liquids:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

c)

Other Services

9.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

b)

Trade receivables

The movement of the allowance for doubtful accounts is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

c)

Cash and cash equivalents

d)

Contract Liabilities (1)

e)

Advances from customers (1)

(1)

For additional information, see Note 4 – “IFRS 15, revenue recognition.”

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

f)

Other payables

g)

Taxes payables

h)

Trade payables

i)

Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

j)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law for the nine-month period ended September 30, 2018 and 2017

Accounts	2018 Total	2018 Operating expenses Regulated Activities	2018 Operating expenses Non Regulated Activities	2018 Administrative expenses	2018 Selling expenses	2018 Financial expenses	2017 Total
Salaries, wages and other compensations	1,069,000	494,742	320,152	199,551	54,555	-	751,938
Social security taxes	191,969	82,687	47,264	49,501	12,517	-	139,596
Compensation to Directors and Supervisory Committee	15,860	-	-	15,860	-	-	5,925
Professional services fees	147,535	4,063	74,160	65,812	3,500	-	40,677
Technical operator assistance fees	714,552	447,731	266,821	-	-	-	242,488
Materials	91,013	24,236	66,777	-	-	-	39,601
Third parties services	141,518	57,145	70,298	11,793	2,282	-	87,891
Telecommunications and post expenses	13,337	2,081	1,724	9,260	272	-	6,721
Rents	17,546	4,235	9,230	3,535	546	-	3,936
Transports and freight	37,064	23,502	12,064	1,498	-	-	25,198
Easements	30,991	30,991	-	-	-	-	16,223
Offices supplies	3,611	779	388	1,968	476	-	2,495
Travels expenses	36,675	19,762	6,156	8,720	2,037	-	11,181
Insurance	37,897	22,102	13,779	2,016	-	-	23,535
Property, plant and equipment maintenance	468,410	382,164	78,170	8,076	-	-	225,755
Depreciation of property, plant and equipment	337,864	212,039	94,742	31,083	-	-	264,299
Taxes and contributions	833,474	114,822	10,466	1,374	706,812 (1)	-	400,977
Advertising	4,089	-	-	-	4,089	-	368
Doubtful accounts	-	-	-	-	-	-	(19,703)
Banks expenses	7,215	-	-	7,215	-	-	3,049
Interests expense	939,551	-	-	-	-	939,551	354,614
Foreign exchange loss	12,580,655	-	-	-	-	12,580,655	367,374
Other financial charges	138,028	-	-	-	-	138,028	70,258
Derivative financial instruments results	92,826	-	-	-	-	92,826	-
Costs of services rendered to third parties	124,309	-	124,309	-	-	-	63,448
Other expenses	63,684	17,527	12,098	31,590	2,469	-	24,231
Total 2018	18,138,673	1,940,608	1,208,598	448,852	789,555	13,751,060	
Total 2017		988,757	762,922	266,424	341,726	792,246	3,152,075

(1) Includes tax on exports of Ps. 20,057 for the nine-month period ended September 30, 2018.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)

Net financial results

l)

Other operating results, net

m)

 Other financial assets at fair value through profit or loss

n)

Other financial assets at amortized cost

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

o)

Payroll and social security taxes payable

10.

INVESTMENTS IN ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

11.

JOINT ARRANGEMENTS

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT as of September 30 2018 and December 31, 2017, and its results for the nine-month periods as of September 30, 2018 and 2017 is the following:

12.

SHARE OF PROFIT FROM ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

13.

PROPERTY, PLANT AND EQUIPMENT

09/30/2018											12/31/2017
	Cost					Depreciation						
Account	Beginning of the year	Additions	Disposals	Transfers	End of the period	Accumulated at the beginning of the year	Disposals	For the period	Rate %	Accumulated at the end of the period	Net book value	Net book value
Pipelines	3,922,517	-	-	539,748	4,462,265	1,698,045	-	80,431	2.2	1,778,476	2,683,789	2,224,472
Compressor plants	1,844,283	-	12,719	612,970	2,444,534	1,084,521	12,687	100,124	3.3 a 25	1,171,958	1,272,576	759,762
Other industrial plants	2,868	-	-	-	2,868	748	-	73	3.3	821	2,047	2,120
Stations of regulation and/or measurement of pressure	141,882	-	547	2,625	143,960	98,639	5	3,019	4.0	101,653	42,307	43,243
Other technical installations	31,547	-	-	3,438	34,985	22,931	-	848	6.7	23,779	11,206	8,616
Subtotal assets related to natural gas transportation service	5,943,097	-	13,266	1,158,781	7,088,612	2,904,884	12,692	184,495		3,076,687	4,011,925	3,038,213
Assets related to natural gas upstream service	1,115,095	3,819	-	47,195	1,166,109	228,698	-	66,721	3.3 a 25	295,419	870,690	886,397
Assets related to liquids production and commercialization service	886,654	-	28	152,226	1,038,852	600,224	28	21,363	3.3	621,559	417,293	286,430
Lands	10,926	22,866	-	-	33,792	-	-	-	-	-	33,792	10,926
Buildings and constructions	229,576	-	-	48,567	278,143	111,076	-	3,906	2.0	114,982	163,161	118,500
Fittings and features in building	34,663	-	-	7,686	42,349	8,480	-	1,235	4.0	9,715	32,634	26,183
Machinery, equipment and tools	107,201	89,344	159	8,147	204,533	45,552	159	9,529	6.7 a 10	54,922	149,611	61,649
UT Machinery, equipment and tools	-	471	-	-	471	-	-	266	6.7 a 10	266	205	-
Computers and Telecommunication systems	519,694	-	-	210,075	729,769	395,699	-	37,849	6.7 a 20	433,548	296,221	123,995
Vehicles	73,505	28,244	191	-	101,558	33,860	191	8,071	20	41,740	59,818	39,645
Furniture	15,000	-	-	-	15,000	13,204	-	175	10	13,379	1,621	1,796
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	120,070	-	4,254	4	124,324	52,948	57,202
Materials	622,559	263,192	4,236	(121,505)	760,010	-	-	-	-	-	760,010	622,559
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254	12,254
Works in progress	1,194,612	1,824,835	-	(1,511,172)	1,508,275	-	-	-	-	-	1,508,275	1,194,612
Total	10,943,726	2,232,771	17,880	-	13,158,617	4,463,365	13,070	337,864		4,788,159	8,370,458	6,480,361

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.

LOANS

Issuance of Notes

On May 2, 2018, within the framework of the Short and Medium Term Notes Program for a maximum amount of US$ 700,000,000 approved by the CNV (the "2017 Program"), the Company issued Notes Class 2 (the " 2018 Notes") according to the following characteristics:

	2018 Notes
Amount in US$	500,000,000
Interest Rate	6.75% annual
Issuance price	99.725%
	Scheduled payment date	Percentage of the principal to be paid
Amortization	May 2, 2025	100%
Frequency of interest payment	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,262 and 18,938 dated January 3, 2014 and September 15, 2017, respectively. On October 31, 2018, through Disposition N° DI-2018-55-APN-GE#CNV, the CNV granted the extension of the 2017 Program until January 3, 2024.

Funds obtained by the Company are applied to:

i. The repurchase of the Class 1 Notes (the "2014 Notes") for US$ 86,511,165;

ii. the cancellation and total redemption of the 2014 Notes for US$ 120,786,581;

iii. the balance of net funds to make investments in capital expenditures.

Covenants

As of the date of issuance of these interim condensed consolidated financial statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and make certain transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a. To the extent that after the new debt has been incurred (i) the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal to or lower than 3.5:1.

b. For the refinancing of the outstanding financial debt.

c. Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2018 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Short-term and long-term loans as of September 30, 2018 and December 31, 2017 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of September 30, 2018 and 2017 is the following:

The following are the maturities of the financial leasing in force as of September 30, 2018 (not including issuing costs):

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.

INCOME TAX AND DEFERRED TAX

For the nine-month period ended September 30, 2018, the deferred tax liability recorded a decrease of Ps. 243,166 as of December 31, 2017, mainly as a consequence of the increase in deferred tax assets due to financial leases.

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the nine-month periods ended September 30, 2018 and 2017 is as follows:

16.

PROVISIONS

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

1.1 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments since the policies disclosed by the Company as of December 31, 2017.

The categories of financial assets and liabilities as of September 30, 2018 and December 31, 2017 are as follows (According to the transition methods chosen, the comparative information has not been restated, see Note 3):

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

| December 31, 2017 | | | | |
|---|---|---|---|---|
| | Financial assets at fair value | Financial assets held to maturity | Loans and other receivables | Total |
| **CURRENT ASSETS** | | | | |
| Trade receivables | - | - | 2,033,540 | 2,033,540 |
| Other receivables | - | - | 183,185 | 183,185 |
| Other financial assets at amortized cost | - | 1,438,317 | 7,111 | 1,445,428 |
| Other financial assets at fair value through profit or loss | 220,229 | - | - | 220,229 |
| Cash and cash equivalents | 1,327,974 | - | 1,324,829 | 2,652,803 |
| **Total current assets** | **1,548,203** | **1,438,317** | **3,548,665** | **6,535,185** |
| | | | | |
| **NON-CURRENT ASSETS** | | | | |
| Trade receivables | - | - | 3,055 | 3,055 |
| Other receivables | - | - | 9,542 | 9,542 |
| Other financial assets at amortized cost | - | - | 14,473 | 14,473 |
| **Total non-current assets** | - | - | **27,070** | **27,070** |
| **Total assets** | **1,548,203** | **1,438,317** | **3,575,735** | **6,562,255** |

| | Financial liabilities at fair value | Other financial liabilities | Total |
|---|---|---|---|
| **CURRENT LIABILITIES** | | | |
| Trade payables | - | 1,453,303 | 1,453,303 |
| Loans | - | 1,329,270 | 1,329,270 |
| Payroll and social security taxes payables | - | 191,657 | 191,657 |
| Other payables | - | 33,547 | 33,547 |
| **Total current liabilities** | - | **3,007,777** | **3,007,777** |
| | | | |
| **NON-CURRENT LIABILITIES** | | | |
| Loans | - | 3,169,760 | 3,169,760 |
| **Total non-current liabilities** | - | **3,169,760** | **3,169,760** |
| **Total liabilities** | - | **6,177,537** | **6,177,537** |

1.2

Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). The mutual funds mainly made their placements in letters issued by the Central Bank of the Argentine Republic.

•

Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of September 30, 2018:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of September 30, 2018, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at September 30, 2018, based on their quoted market price:

18

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19

REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements. The update information for the nine-month period ended September 30, 2018 is described below:

a)

General framework of the regulated segment and general tariff situation

Integral Tariff Review (RTI) process

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Renegotiation Agreement. This decree represents the conclusion of the Integral Tariff Review process (“RTI” for its acronym in Spanish) and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations. As a result of the foregoing, (i) TGS is entitled to the final tariff increase stipulated in Resolution No. 4362/2017 (finally granted by Resolution No. 310/2018 –“Resolution 310”-), and (ii) TGS and its shareholders must withdraw before June 26, 2018 any claims made against the Government due to the impact in its business as a result of the Public Emergency Law, including the ICSID Claim.

In this regard and in the context of the public hearing held on February 20, 2018, by means of Resolution 310, dated March 27, 2018, ENARGAS granted an increase of 50% over the tariff of the natural gas transportation service and the CAU. It should be noted that this increase includes the last stage of the total tariff increase granted by Resolution 4362, of 214.2% and 37% in the natural gas transportation service and in the Access and Use Charges (“CAU”), respectively, that within the framework of Resolution No. 74/2017 of the MINEM provided that it should be granted in 3 stages.

On May 4, 2018, ENARGAS notified TGS the full compliance with 2016 Investment Plan that was committed by the Company in the Transitional Agreement concluded on February 24, 2016.

After having effectively complied with the 2016 Investment Plan and having completed the RTI process, the Company does not have regulatory restrictions for the distribution and payment of dividends.

Semi-annual tariff increase

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. As of the date of issuance of these interim condensed consolidated financial statements, having notified ENARGAS of its disagreement with respect to the methodology for calculating the semi-annual adjustment, TGS is evaluating the actions to be taken within the framework of current legislation.

This increase is granted within the framework of the semi-annual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

Acquisition of the Rights of Arbitration Proceedings

As mentioned above, by virtue of the ratification of the 2017 Integral Renegotiation Agreement, the Company desisted from the Arbitration Proceeding before the ICSID on June 26, 2018.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)

Regulatory Framework for non-regulated segments

Domestic market

On March 27, 2018, the Secretariat of Hydrocarbon Resources ("SRH") issued Resolution No. 5/2018, which increases as from April 1, 2018, the price of the products contributed to the Households with Bottles Program ("Plan Hogar") created by Decree No. 470/15 to Ps. 5.416 and Ps. 5,502 per ton of butane and propane, respectively. On the other hand, the compensation received from the National Government remained at Ps. 550 / tn.

Regarding the propane sold through the Propane for Networks Agreement, on May 30, 2018, the Company initiated the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established.

During 2017 and the nine-month period ended September 30, 2018, the Company received the amount of Ps. 216,107 and Ps. 213,903, for subsidies for the Programs mentioned above, respectively.

As of September 30, 2018, the Argentine Government owes the Company Ps. 232,977 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

20

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of September 30, 2018 and 2017, TGS’ common stock was as follows:

	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	378,787,279	10,515,410	389,302,689
Total	783,979,873	10,515,410	794,495,283

TGS's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)

Dividends Distribution

Under the powers delegated by the Shareholders' Meeting held on April 10, 2018, the Board of Directors ordered the payment of the following cash dividends:

Approval date	Amount	Amount per share
07/06/2018	912,010	1.1593
08/08/2018	1,220,000	1.5528
09/06/2018	1,573,263	2.0068

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

c)

Acquisition of treasury shares

On May 9, 2018, TGS’ Board of Directors approved a Program for the Acquisition of Shares of the Company in the Argentine peso market (the "Shares Repurchase Program"). Considering the solid cash and investment position of the Company, this program was approved due to the distortion evidenced by the Company's economic value, measured by its current business and those derived from projects in development, and the price of the quotation of their shares in the market.

Considering the realized and liquid gains that arose from the financial statements for the three-month period ended March 31, 2018, the Board determined the maximum amount to be invested in Ps. 1,700,000.

Subsequently, on September 6, 2018, the Board of Directors of the Company approved a second treasury shares repurchase program for a maximum amount of up to Ps. 1,800,000 and for a term of 180 calendar days, which will expire on March 5, 2019. The acquisition will be made with realized and liquid gains, as shown in the condensed interim financial statements for the nine-month period ended September 30, 2018.

As of September 30, 2018, the Company held 10,515,410 treasury shares, representing 1.32% of the total common stock. The acquisition cost in the market amounted to Ps. 868,962, which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the Rules, restricts the amount of the retained earnings that the Company may distribute.

21

LEGAL CLAIMS AND OTHER MATTERS

The main changes occurring between January 1, 2018 and the date of issuance of these condensed interim consolidated financial statements are as follows. For further information regarding the claims and legal matters of the Company, see Note 19 “Legal Claims and Other Matters” to the consolidated financial statements as of December 31, 2017, issued on March 7, 2018.

a)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On September 1, 2018, TGS was granted a new extension of the precautionary measure obtained (which prevents the National Government from claiming TGS the payment of the amounts resulting from the new value of the Charge for the period between November 2011 and March 2016), extending its validity until March 2019 or until the decision that resolves the merits of the matter, whichever occurs first.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, effective date of Resolution 28.

b)

Arbitral claim

On April 20, 2018, the Company was notified by the International Court of Arbitration (“ICC”) that on April 18, 2018, that entity received the draft judgment from the Arbitral Tribunal, which was finally approved on May 4, 2018.

On May 28, 2018, the ICC issued the final award by which it partially acknowledged the claim and ruled that the Company must pay damages to Pan American Energy LLC Argentina Branch and Pan American Sur S.A. in the amount of US$ 19 million, plus interest accrued as from May 8, 2015 until the date of actual payment. This payment was made on June 14, 2018 for an amount of Ps. 553,443 (equivalent to US$ 21.3 million).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

22

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the nine-month periods ended September 30, 2018 and 2017 were Ps. 51,946 and Ps. 31,148, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of September 30, 2018 and December 31, 2017 is as follows:

The detail of significant transactions with related parties for the nine-month period ended September 30, 2018 and 2017 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Nine-month period ended September 30, 2018:

Nine-month period ended September 30, 2017:

23

ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

Joint Agreement

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The Work will generate a joint revenue of approximately Ps. 946 million (VAT included) and the maximum execution period was set in 365 days, counted from the signing of the certificate of commencement of the works, held on November 15, 2017.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As of September 30, 2018, the Work is being executed.

24   CONTRACTUAL OBLIGATIONS

The contractual commitments are described in Note 21 to the annual consolidated financial statements. The news for the nine-month period ended September 30, 2018 are described below:

Vaca Muerta Project:

On April 3, 2018, TGS, the Undersecretariat of Energy, Mining and Hydrocarbons of the province of Neuquén and Gas y Petróleo de Neuquén S.A., signed an agreement which grants TGS the transport concession and will allow the Company to invest in gathering pipelines and treatment plants that will permit the injection of the natural gas proceeding from the existing gas projects in the basin to Neuba II natural gas pipeline.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The gathering pipeline, which will connect the Rincón La Ceniza area to the main transportation systems, will have a transportation capacity of 1.3 Bcf/d and a length of 57 miles. The treatment plant, which will adapt the quality of the natural gas before it enters the main natural gas transportation pipelines, will have an initial capacity of 177 MMcf/d. The amount of the investment related to the project’s first stage is estimated in US$250 million and its execution will be implemented throughout the rest of the year 2018 and part of the year 2019 (the “North Tranche”).

Subsequently, on June 7, 2018, the Company entered into a complementary agreement with the agencies of the Province of Neuquén mentioned above. This agreement was ratified by Decree No. 836/18 of the Executive Brach of the Province of Neuquén. The agreement approves the extension of the concession by which TGS will be allowed to build a second tranche of the gathering pipeline mentioned above (the "South Tranche").

The South Tranche will extend from 32.5 Km progressive of the North Tranche of the transportation concession to 41 Km progressive of the El Mangrullo - Aguada La Arena pipeline, requiring an investment of US$ 41 million. It will allow transporting up to 883 Bcf/d, and will have an extension of 21 miles. The qualification of the work is scheduled for April 2019.

25.    DIFFERENCES BETWEEN THE ACCOUNTING FRAMEWORK ESTABLISHED BY THE CNV AND IFRS

Per IAS 29, the financial statements should be adjusted for the effects of changes in the general purchasing power of the currency and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Those requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to said financial years.

In a period of inflation, any entity that maintains an excess of monetary assets over monetary liabilities (those with a fixed nominal value in local currency), will lose purchasing power, and any entity that holds an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent those effects.

The restatement mechanism establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index from the date of acquisition or the last application of the adjustment for inflation (March 1, 2003). The loss or gain from the net monetary position should be included in the net result of the reporting period, disclosing this information in a separate line item.

The application of the aforementioned restatement method will result in a taxable temporary difference and the recognition of a deferred tax liability whose counterpart will be recognized in the profit/loss of the period, and if, in addition to the restatement, non-monetary assets are also revalued, the deferred tax that corresponds to the revaluation will be recognized in other comprehensive income and the deferred tax corresponding to the restatement will be recognized in the profit/loss of the period.

As of the date of the issuance of these condensed interim consolidated financial statements, the Company's Management is in the process of implementing the application of the comprehensive adjustment required by IAS 29. This implementation implies an effort taking into account the modifications to the systems, the reconstruction of historical data, training issues, among others, and Management estimates that these effects will be significant.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

26

INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by November 7, 2018, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

27

SUBSEQUENT EVENTS

There no exist subsequent events between the end of the nine-month period ended September 30, 2018 and the date of the approval (issuance) of these condensed interim consolidated financial statements.

Luis Alberto Fallo

Vice  Chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I. Report on the Financial Statements

Introduction

1. We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A., which comprises: (a) the consolidated statement of financial position as of September 30, 2018, (b) the consolidated statements of comprehensive income for the three and nine months period ended September 30, 2018, and the statements of changes in equity and cash flows for the nine-month period then ended, and (c) a summary of significant accounting policies and other explanatory notes.

2. The balances and other information corresponding to the fiscal year 2017 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

3. The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements in conformity with the financial reporting framework established by the Argentine Securities Commission (CNV), which, as it is described in note 3 to the financial statements mentioned in paragraph 1, it is based on International Financial Reporting Standards (IFRS), and in particular to the condensed interim financial statements, on the International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34), as approved by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards, with the only exception of the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” which was excluded by CNV from its financial reporting framework. The Company’s Board of Directors is also responsible for performing the internal control procedures that they may deem necessary to enable the preparation of the condensed interim consolidated financial statements that are free from material misstatements, either due to errors or irregularities.

Price Waterhouse & Co. S.R.L.

Firma miembro de PricewaterhouseCoopersPistrelli, Henry Martin y Asociados S.R.L.

Miembro de Ernst & Young Global Limited Bouchard 557, piso 8º

C1106ABG - Ciudad de Buenos Aires

Tel: (54-11) 4850-0000

Fax (54-11) 4850-1800

www.pwc.com/ar25 de Mayo 487 – C1002ABI

Buenos Aires - Argentina

Tel.: (54-11) 4318-1600

Fax: (54-11) 4510-2220

www.ey.com

English translation of the original report issued in Spanish for publication in Argentina

Scope of review

4. Our responsibility is to express a conclusion on the accompanying condensed interim consolidated financial statements based on our review, which was conducted in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. Such standard requires auditor to comply with the ethical requirements relevant to the audit of the Company’s annual financial statements. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

5. Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. are not prepared, in all material respects, in accordance with the financial reporting framework mentioned in paragraph 3.

Emphasis on certain matters disclosed in the financial statements

6. Without modifying our conclusion, we draw attention to the information contained in the Notes 3 and 25 of the condensed interim consolidated financial statements mentioned in paragraph 1, in which the Company details the effects that would result from the application of IAS 29, which was excluded by the CNV from its accounting framework, and indicates that though it has not quantified the effects that the application of that referred standard would have on the financial statements, it estimates that these will be significant, and warns that this should be taken into account in the interpretation to be made of the information that the Company provides in these financial statements about its financial position, financial performance and its cash flows.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

a)

The transcription of the condensed interim consolidated financial statements mentioned in paragraph 1.  into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. is pending. Except for the aforementioned, based on our review, nothing has come to our attention that causes us to believe that such financial statements are not prepared, in all material respects, in accordance with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV;

b)

Except as mentioned in the previous paragraph, the condensed  interim separate financial statements  of Transportadora de Gas del Sur S.A. as of September 30, 2018 arise from accounting records kept in all formal respects in accordance with current legal regulations;

c)

The information included in points 4, 5, 6 and 8 in the “Analysis of financial conditions and results of operations  for the nine-month period ended September 30, 2018”, which is

2

English translation of the original report issued in Spanish for publication in Argentina presented together with the condensed interim financial statements to comply with CNV regulations, arise from the corresponding condensed interim consolidated financial statement as of September 30, 2018 attached herein, and from the condensed interim consolidated financial statements (i) as of September 30, 2017 on which we issued our review report on November 7, 2017, and (ii) as of September 30, 2016, 2015 and 2014, which are not attached to this document and on which Price Waterhouse & Co. S.R.L. issued their review reports on  November 7, 2016, October 27, 2015 and October 28, 2014, respectively.

d)

At September 30, 2018, the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to Ps. 27,881,414, none of which was claimable at that date.

City of Buenos Aires, November 7, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Dr. Fernando A. Rodriguez	Ezequiel A. Calciati

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: November 23, 2018

Footnotes

1() Not covered by Auditor’s Report on Review of Interim Financial Information, except for items 4, 5, 6 and 8.

Price Waterhouse & Co. S.R.L.

Firma miembro de PricewaterhouseCoopersPistrelli, Henry Martin y Asociados S.R.L.

Miembro de Ernst & Young Global Limited Bouchard 557, piso 8º

C1106ABG - Ciudad de Buenos Aires

Tel: (54-11) 4850-0000

Fax (54-11) 4850-1800

www.pwc.com/ar25 de Mayo 487 – C1002ABI

Buenos Aires - Argentina

Tel.: (54-11) 4318-1600

Fax: (54-11) 4510-2220

www.ey.com